

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2012

Via E-Mail
Robert Kasprzak
General Counsel
VRDT Corporation
12223 Highland Avenue, Suite 106-542
Rancho Cucamonga, California 91739

> **Re: VRDT Corporation**
> **Current Report on Form 8-K**
> **Filed September6, 2012**
> **Form 10-K for the Fiscal Year Ended March 31, 2012**
> **Filed June 29, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 14, 2012, As Amended September6, 2012**
> **File No. 00052677**

Dear Mr. Kasprzak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please amend your Form 8-K to address the comments below.

2. We note that you acquired all of the outstanding equity securities of 24Tech Corporation. It appears that this acquisition will be accounted for as a reverse merger. If true, please disclose this fact and also identify the accounting acquirer and the accounting acquiree. In addition, please ensure that your accounting will comply with the following bullet points:

- Prior to the date of the reverse merger, the historical financial statements are required to be those of the accounting acquirer and should only include the historical results and operations of the accounting acquirer;

- The historical financial statements (the accounting acquirer) are required to reflect the shares issued by the accounting acquiree "to acquire" the accounting acquirer as outstanding for all periods presented in a manner similar to a stock split. This may require a recalculation of the weighted average shares outstanding for EPS purposes. Differences in the par value of the accounting acquirer and the accounting acquiree's stock should be offset to additional paid-in capital;

- The historical financial statements (the accounting acquirer) are required to reflect the reverse merger of the accounting acquiree on the acquisition date. On the acquisition date, the accounting acquiree's outstanding shares should be reflected as being issued by the accounting acquirer to acquire the accounting acquiree; and

- Subsequent to the date of the reverse merger, the historical financial statements are required to be those of the accounting acquirer and the accounting acquiree on a consolidated basis.

3. It does not appear that you filed the stock purchase agreement with GEM Global Yield Fund with your Form 8-K filed on August 23, 2012. Please file the agreement as an exhibit to the Form 8-K.

4. Please provide the information required by Item 701 of Regulation S-K, including information relating to the unregistered sales of equity securities included in your Form 10-Q for the Quarter Ended June 30, 2012 and your issuance of warrants to a private equity fund in August 2012. See Item 10 of Form 10 and Item 2.01 of Form 8-K.

5. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose that you are an emerging growth company, and revise the Form 8-K to provide the following additional disclosures:

- Describe how and when a company may lose emerging growth company status;

- A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- Your election under Section 107(b) of the Act:

- o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

- o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

<u>Cautionary Statement Regarding Forward-Looking Statements and Information, page 2</u>

6. Please revise your disclosure to delete the reference to the Private Securities Litigation Reform Act of 1995, as you are ineligible to rely upon the safe harbor as a penny stock issuer. <u>See</u> Section 21E of the Exchange Act.

7. We note that the statement in the second sentence of the second paragraph does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update such information to the extent required by law.

8. We note that the third paragraph states that certain industry and market data contained in the Form 8-K are from third sources, such as industry publications, where indicated. However, we are unable to locate any disclosure in the Form 8-K suggesting that certain data is from a third-party source. Please advise.

<u>Item 1.01 Entry into a Material Definitive Agreement, page 2</u>

<u>Item 2.01 Completion of Acquisition, page 2</u>

<u>Summary of Principal Terms of the Acquisition, page 2</u>

9. Please revise to provide a brief description of the terms and conditions of the Stock Purchase Agreement. <u>See</u> Item 1.01(a)(2) of Form 8-K.

10. Please revise your disclosure to name all of the parties to the Stock Purchase Agreement. <u>See</u> Item 1.01(a)(1) of Form 8-K. Please also disclose any material relationships between the company and any of the other parties to the Share Exchange Agreement, and between the company and 24Tech generally.

Business, page 3

11. We note your disclosure in this section is drafted as if VRDT and 24Tech are two separate, standalone businesses. Given your representation that you were previously a shell company, and that you have now acquired all of the outstanding equity securities of 24Tech, this section should provide a complete overview of the current state of your business following the acquisition of 24Tech, including all of the information that is required by Item 101(h)(4) of Regulation S-K, and should present the information on a combined basis, to the extent applicable. If the acquisition of 24Tech is only to "internally service [y]our needs," as disclosed on page four, please explain how you were a shell company prior to the acquisition of 24Tech. Please advise and substantially revise this section, including disclosing, as applicable, the shell status of of Winwheel Bullion, Inc., Diversified Global Holdings, Inc., and Verdant Industries, Inc.

12. We note that much of your disclosure suggests that VRDT had an established business prior to the acquisition of 24Tech and has certain products and solutions that were provided to customers. In your revised disclosure, to the extent the disclosure continues to be applicable following you acquisition of 24Tech, please clarify the status of the business of VRDT. The following are some of examples of additional disclosure that appear necessary:

- Clarification as to whether you currently deliver "state of the art and customized energy solutions," especially in light of the fact that you have recognized no revenue prior to the acquisition of 24Tech;

- Explain your reference to "aggregating leading technology companies," including whether you have aggregated any such companies to date, and why they are "leading technology companies";

- The details of the strategic relationships with the motorsports industry, prominent universities, and the other "major industry leaders" cited on page three, including whether you currently have any agreements with these companies; and

- The specifics of your "proprietary business model" and "infrastructure upgrade plan," including how you have offered these solutions to customers considering that VRDT, prior to the acquisition of 24Tech, has no revenue to date.

13. Please include the following disclosure:

- Your dependence on one or a few major customers, as required by Item 101(h)(4)(vi) of Regulation S-K; and

- An estimate of the amount spent during each of the last two fiscal years on research and development activities, as required by Item 101(h)(4)(x) of Regulation S-K.

Please note that this information should reflect the acquisition of 24Tech.

Risk Factors, page 11

General

14. Many of your risk factors suggest that the business of VRDT, prior to the acquisition of 24Tech, is further developed than it appears to be. For example, the risk factor regarding your limited operating history on page 17 states that several of your products are still under development, when it appears that all of your products are still under development. Similarly, your risk factor on page 14 states that your clients may perform audits, and your ability to retain existing clients may be affected, however it does not appear that VRDT, prior to 24Tech, has clients. These are just examples. Please review and revise your disclosure throughout the filing accordingly.

System failure or disruptions in communications could disrupt our business . . ., page 15

15. We note your disclosure that you maintain a high speed network of satellite, fiber optic and land lines between your delivery centers and "the offices of [y]our customers worldwide." Please revise this section, and your Business section, as appropriate, to explain what products are in your delivery centers, the locations of your delivery centers, and how these communications systems aid in delivery of your products. Please also provide context for your statement that you have "customers worldwide." Please also disclose whether you have experienced a system failure or disruption in communications.

Description of Securities, page 25

Preferred Stock, page 25

16. You disclose that you have issued five shares of Class A Convertible Preferred Stock. Please tell us how you have accounted for the issuance of preferred stock. Please also tell us how you have presented the outstanding preferred stock on the face of your balance sheet.

Results of Operations for the Fiscal Year Ending March 31, 2012 as Compared to the Fiscal Year Ended March 31, 2011, page 28

17. Please enhance your MD&A disclosure to also discuss the results of operations and liquidity and capital resources of 24Tech Corporation. Refer to Item 2.01(f) of the Form 8-K.

Related Stockholder Matters, page 29

18. Please revise to explain what you mean that "neither VRDT nor 24Tech have engaged in other related stockholder matters."

Controls and Procedures, page 29

19. Please delete the disclosure in this section as the disclosure required by Item 308 of Regulation S-K is not applicable in this Form 8-K.

Directors, Executive Officers and Corporate Governance, page 30

20. Please list the ages of all directors and executive officers. Please also indicate all positions and offices held with the company, and the term of office as director or executive officer, and the period during which each director or executive officer has served. See Item 401(a)-(c) of Regulation S-K.

21. Please substantially revise the biographies in this section to describe the business experience during the past five years of each director, executive officer and significant employee. The disclosure must identify each person's principal occupation and employment during the past five years, including the name and principal business of any corporation or organization that employed the individual. See Item 401(e)(1) of Regulation S-K.

22. Please disclose the experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director. Please provide the disclosure on a director-by-director basis. See Item 401(e)(1) of Regulation S-K.

23. We note that you have included a number of statements in the biographies of the officers and directors without fully explaining their significance and connection to the qualifications of the officers and directors. For example, we note your statement that Mr. Elliot has consulted George W. Bush at the White House, but the relevance of the consultation, including Mr. Elliot's role in such consultation is unclear. Similarly, we note your statement that Mr. Malstrom has received "dozens of awards," and that Mr. Kasprzak has been "received in the Kingdom of Saudi Arabia as a Distinguished Guest," but the significance of these events and awards is not disclosed. These are just examples. Please revise your disclosure or remove such statements.

Executive Compensation, page 33

Non-Employee Director Compensation, page 33

24. We note that you have included two charts, one showing "cash compensation" and the other showing "accrued fees," "stock compensation," and "total compensation." The

reason for the two separate charts is unclear. In addition, the disclosure states that the charts include compensation for the non-employee directors, but you have also included Graham Norton-Standen, your CEO. Please advise and revise accordingly.

Executive Officer Compensation, page 34

25. We note that you have included eight individuals as your named executive officers, despite the instructions provided in Item 402(m)(2) with respect to identifying named executive officers. Please advise and revise accordingly.

26. We note your disclosure in the last paragraph on page 34 that a substantial portion of overall compensation is tied to certain performance metrics. However, the disclosure on page 36 suggests that each of the elements of compensation are not tied to a specific formula and are generally discretionary. Please advise and revise accordingly.

2011 Compensation Actions for Our Named Executive Officers (Through March 31, 2012), page 37

27. Please include the Summary Compensation Table required by Item 402(n) of Regulation S-K. We note that the table currently presented on page 37 does not contain the information required by Item 402(n) and does not disclose the grants of restricted stock made to the named executive officers during 2011. Please note, for awards of stock, you must disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Item 402(n)(2)(v) of Regulation S-K.

28. In the table showing base salary and salary, it is unclear how the amounts under "Salary" were calculated. As one example, it is unclear why Mr. Elliot's salary was $-13,600. Please advise and include your revised disclosure in the Summary Compensation Table.

29. The disclosure regarding the restricted stock agreements that appears at the top of page 38 does not appear relevant. Please delete this disclosure and instead disclose the material terms of the restricted stock granted in 2011.

Outstanding Equity Awards at Fiscal Year-End, page 38

30. Please include the disclosure required by Item 402(p) with respect to the restricted stock grants made in 2011.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 38

31. Please include the information required by Item 403 of Regulation S-K, including the percentage of the class of securities owned by each of the security holders. Please also include the information required by Item 403 for the shares of preferred stock that are

owned by the shareholders listed on page 25, including the percentage of voting power held by each of the shareholders. Please also clarify whether the disclosure currently includes any shares with respect to which the beneficial owner has the right to acquire beneficial ownership, as specified in Rule 13d-3(d)(1) of the Exchange Act. To the extent such shares are included, please include the footnote disclosure required by Item 403 of Regulation S-K.

32. Please disclose the total shares and percentage of the class of securities owned by the executive officers and directors as a group. See Item 403(b) of Regulation S-K.

Certain Relationships and Related Transactions and Director Independence, page 39

33. Please revise your disclosure to include any transactions with related persons that exceed the lesser of $120,000 or one percent of the average of your total assets at year end for the last two completed fiscal years. See Item 404(d) of Regulation S-K. In particular, we note the related party transactions disclosed in Note 7 to 24Tech's financial statements. Please revise accordingly.

34. Please disclose that Monte Winegar and Larry Pendleton each received 250,000 shares of common stock in connection with the acquisition of 24Tech. Please also disclose the approximate dollar value of the transaction. See Item 404(d) of Regulation S-K.

Item 3.02 – Unregistered Sales of Equity Securities, page 42

35. We note your disclosure on page 26 that in August 2012, you issued warrants equal to 12 million shares to a private equity fund. Please provide the disclosure required by Item 3.02 of Form 8-K.

24Tech Corporation Audited Financial Statements for the Year Ended December 31, 2011

Note 4 - Revenue Recognition

36. Please disclose your revenue recognition policy related to each source of revenue. If you have multiple deliverable arrangements, please clarify in your disclosures your accounting for these multiple deliverables. If applicable, please disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

Note 6 – Income Taxes

37. We note that you have elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Please tell us if you will continue to be taxed as an S Corporation after this acquisition, or if you plan to change to be taxed as a C Corporation

or something else. If you do plan to change how you will be taxed, please tell us what consideration you gave to SAB Topics 4:B, 1:B.1 (Question 3) and 1:B.2.

2011 Federal Summary Depreciation Schedule

38. Please advise as to why this schedule has been included in the Form 8-K, or remove it accordingly.

Pro-Forma Results of the Acquisitions of 24Tech Corporation by VRDT Corporation

39. Please provide the pro forma financial information required by Rule 8-05 of Regulation S-X. This should include pro forma statements of operations for the latest fiscal year and interim period and a pro forma balance sheet as of the latest interim period. The notes to the pro forma statement should clearly show how you arrived at each adjustment amount. You should also disclose any significant estimates or assumptions used to arrive at the pro forma adjustment amounts.

Form 10-K for the Year Ended March 31, 2012

40. Please comply with the above comments on the Form 8-K in your future Exchange Act reports, as applicable.

Item 8 – Financial Statements and Supplementary Data, page 17

General

41. On the face of the statement of operations and statement of cash flows, you have stated in the column headings that the twelve months ended March 31, 2012 and 2011 are audited. We remind you that the period beginning August 19, 1999 (Inception) through March 31, 2012 should be audited as well. Please revise your column heading to indicate this period has been audited in an amendment to your Form 10-K or advise.

Report of Independent Registered Public Accounting Firm, page 31

42. The opinion paragraph states that the financial statements present fairly, in all material respects, your financial position as of December 31, 2011 and 2010, and the results of your operations and cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. Given that your financial statements are for the years ended March 31, 2012 and 2011, please make arrangements with your auditor to revise their report in an amended Form 10-K. We remind you that the period beginning August 19, 1999 (Inception) through March 31, 2012 should be audited as well. Please advise or make arrangements with your auditor to revise the first and third paragraphs of the report to refer to the period beginning August 19, 1999 (Inception) to March 31, 2012. In addition, please also ensure their report

indicates the city and state in which their report was issued as required by Rule 2-02(a) of Regulation S-X. In doing so, please refile the Form 10-K in its entirety, along with updated certifications. Please ensure that your certifications refer to the Form 10-K/A and are currently dated.

Consolidated Balance Sheet, page 18

43. We note that prepaid expenses increased from $3,472 as of March 31, 2011 to $5,403,921 as of March 31, 2012. Please clarify the nature of the amounts included in prepaid expenses as of March 31, 2012 and tell us the reasons for the large increase from March 31, 2011 to March 31, 2012. Please also tell us what consideration you gave to SAB Topic 5:A in accounting for these expenses.

Item 9A – Controls and Procedures, page 32

Changes in Internal Control over Financial Reporting, page 33

44. You currently disclose here and in your Form 8-K that was initially filed on September 6, 2012 that there were no changes in your internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, except as set forth above. It is not clear what you are referring to when stating except for as set forth above. Please revise to state clearly if there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting in an amendment to your Form 10-K. See Item 308 of Regulation S-K.

Signatures, page 44

45. We note that your Form 10-K has not been signed by your principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of the board of directors. See General Instruction D to From 10-K.   Please amend your Form 10-K to include such signatures. Please also address the above comments relating to your Form 8-K in your amended Form 10-K.

Exhibit 32 - Certifications

46. Your Section 906 certifications refer to the Form 10-K for the fiscal year ended March 31, 2011. Please provide certifications that refer to the Form 10-K/A for the fiscal year ended March 31, 2012 in an amendment to your Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866, or Nudrat Salik, Staff Accountant, at 202-551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director